October 17, 2008

Mr. Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3561
Washington, D.C.  20549

Re:       Macy’s, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2008
Filed April 1, 2008
Form 10-Q for the Fiscal Quarters Ended May 3, 2008 and
August 2, 2008
File Number 1-13536

Dear Mr. Mew:

On behalf of Macy’s, Inc. (the “Company”), we are writing to respond to your letter dated October 8, 2008 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced filings.

We have included the text of the Staff’s comments preceding each of the Company’s responses.  Set forth below are the Company’s responses to the comments presented in your letter.

Form 10-K for the Fiscal Year Ended February 2, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations

Comparison of the 52 Weeks Ended February 2, 2008 and the 53 Weeks Ended February 3, 2007, page 18

1.         We note your revised disclosure and response to our prior comment three relating to the impact of including all internet and mail order sales in your calculation of comparable store sales performance data.  We also received the internal operating reports you provided which presented, among other data, sales and gross margin results for each reporting unit during YTD fiscal 2008 through the second quarter and fiscals 2007 and 2006, including the sales for internet and catalog mail order sales operations for both Macy’s and Bloomingdale’s brands.  Please confirm to us the data presented in the columns labeled Macys.com and BBM represents all of the Company’s internet and catalog mail order sales.

Response:  The data presented in the columns labeled Macys.com and BBM in the internal reports provided to the Staff represent approximately 60% of the Company’s Internet and mail order sales.  As noted in response to Comment 2 below, the Company’s Internet operations and physical store operations are conducted on an integrated basis.  In this regard, certain Internet sales, including those originating through the Company’s on-line bridal registry, sales of fine jewelry and cosmetics and sales generated at the point-of-sale registers, are credited to the department store divisions because store personnel service those customers or the divisions fulfill those orders.

2.         With respect to our prior comment three and four, recent trends suggest the significant increase in on‑line internet and catalog mail order sales will continue to grow at a time when in‑store retail sales are declining.  These trends seem to be evident from the sales data presented in your internal reports for Macys.com and BBM (“on‑line net sales”).  Using your internal operating reports for fiscal 2007, it appears the increase in your on‑line net sales has been significant enough to have a material favorable impact on the change in comparable store sales.  According to our calculations, excluding the impact of on‑line net sales, it appears you would have reported a greater decrease in comparable store sales for fiscal 2007.  Further, it appears on‑line net sales also had a favorable impact on your reported change in comparable store sales for both the first and second quarters of fiscal 2008.  We believe investors should be able to see and understand the current trend of higher on‑line net sales and the material impact on your calculation of comparable store sales performance each period.  Accordingly, with a view towards transparency, please revise your calculation of comparable store sales performance data to exclude all on‑line net sales for all periods presented, or revise your disclosure to present the results of two calculations of comparable store sales performance data, with and without all on‑line net sales in future filings and show us what your disclosure will look like revised.

Response:  As discussed in “Item 1.  Business” in the Company’s Form 10-K, in addition to selling a wide range of merchandise through department stores, the Company conducts electronic commerce and direct-to-customer mail catalog businesses and offers an on-line bridal registry.  At any given time, demand for the Company’s merchandise may vary by geographic region, individual store location, product category or otherwise.  In this regard, in its discussion of net sales for 2007 appearing at page 18 of the Company’s Form 10-K, the Company notes that sales were strongest at Bloomingdale’s and Macys.com, that private label brands outperformed national brands, and that sales in handbags, young men’s apparel, coats, watches, luggage and mattresses were relatively stronger, while sales in ladies’ sportswear were relatively weaker.  While the Company believes that this type of commentary regarding different categories of sales may be useful to enhance an investor’s overall understanding of the Company’s sales performance, it further believes that there is no fundamental difference between in-store sales and on-line sales.

The Company’s Internet sales are an integral component of its department store sales, and the Company’s department store and Internet businesses are operated on an integrated basis.  In addition to offering the same merchandise to the same customer base, the integrated nature of these operations is manifested through the ability of customers who place orders over the Internet to return merchandise at retail store locations and the ability of customers in retail store locations to place Internet orders via newly deployed point-of-sale registers and kiosks in the stores for home delivery.  The department store and Internet components of the Company’s business have been disclosed to investors, as has the inclusion of Internet sales in the Company’s net sales and comparable store sales figures.  The fact that Macys.com sales were among the Company’s strongest sales in 2007, which is indicative of the favorable impact of the inclusion thereof in the Company’s comparable store sales, has also been disclosed to investors.

For the reasons stated in its responses to the Staff’s prior comments on this topic, including the Company’s beliefs that the purpose of the supplemental comparable store sales measure is to enhance the comparability of sales for specified periods by excluding the effects of stores opened or closed during the periods presented (which might otherwise distort such comparability), the inclusion for internal reporting purposes of a substantial portion of Internet sales in the sales of the department store divisions, the use by the Company of comparable store sales inclusive of Internet sales for its own management purposes, and Company’s discretion to define the measure as it deems appropriate so long as the definition is disclosed and the overall disclosure is not misleading, the Company continues to believe that its comparable store sales disclosures are sufficiently transparent and otherwise appropriate.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies, page F-9

3.         We note the internal financial reports provided and your response to our prior comment six relating to your compliance with the segment reporting requirements of SFAS 131.  We understand your chief operating decision maker (“CODM”) uses these reports to measure the performance of each operating division and responsible manager based on sales and gross margin results.  You also indicated the Company continues to conclude that all of its operating divisions are considered one reporting segment.  However, based on our review of the operating data for the identified operating divisions, it is not evident to us how you were able to conclude that you met all of the aggregation criteria of paragraph 17.  It appears there are enough differences to render disaggregated information helpful in assessing your performance and the allocation of resources.  We reviewed the gross margins for the Macy’s retail stores for the 26 weeks ended August 2, 2008 and fiscal years 2007 and 2006, and compared them to those generated by Bloomingdale’s retail stores and the combined internet and catalog operations of Macys.com and Bloomingdale’s By Mail (“BBM”) for the same periods.  Based on this comparative review, we noted the gross margins for the Macy’s retail store divisions are very different from the Bloomingdale’s retail stores and the combined internet and catalog operations.  Further, it appears the Macy’s and Bloomingdale’s retail stores do not have the ability to attain similar long‑term gross margin trends in the near future.  Please clarify for us how the financial data in the reports provided to your CODM and us support your aggregation of your operating divisions and provide us any additional historical and future financial data considered.

Response:  The Company addressed all aspects of the aggregation criteria of paragraph 17 of SFAS 131 on a point-by-point basis in its August 26, 2008 response letter.  While the operating data supplied to the Staff in response to its specific request may not, standing alone, be dispositive of the issue, the Company believes that it supports the Company’s conclusion that the aggregation criteria have been satisfied.  In particular, the Company respectfully disagrees with the Staff’s suggestions that there are “enough differences to render disaggregated information helpful” and that the gross margins for the Company’s reporting units are “very different.”

The Company interprets GAAP to allow the aggregation of reporting units if they possess similar economic characteristics.  In this regard, the Company notes that for its most recent full fiscal year (i.e., the year ended February 2, 2008), and for the three subsequent years included in the Company’s current business plan (which is discussed below in the Company’s response to Comment 6), the gross margin rates for the Company’s reporting units are all within five percentage points of 40%.  The Company views gross margin rates of this magnitude as being consistent with those of department store operations generally, and believes that this consistency supports aggregation.  In contrast, if a reporting unit had a gross margin rate similar to that of another component of the retail industry (e.g., 25% for grocery, drug or electronic retailers or 30% for office supply retailers), then the economic characteristics would be viewed as dissimilar and would not support aggregation.  In any event, the intra-company margin rate variances for the periods referred to above are sufficiently small that the economic characteristics of the Company’s reporting units should not be considered to be “dissimilar,” the historical trends experienced and future trends expected to be experienced in Macy’s‑branded and Bloomingdale’s‑branded operations are consistent, and the Company continues to believe that aggregation is both permitted by GAAP and otherwise appropriate.

The Company believes that the reporting unit gross margins achieved for its most recent completed fiscal year, and projected to be achieved in the three subsequent fiscal years included in its current business plan, are most indicative of the Company’s current and expected future reporting unit margin rates, and therefore are most relevant to an analysis of the Company’s segment reporting practices.  Moreover, the Company notes that the greater variability in the margin rate data provided to the Staff in respect of partial periods and years prior to fiscal 2007 is attributable to non-recurring or end-of-period adjustments related to the elimination of certain operating divisions (Macy’s Midwest, Macy’s North and Macy’s Northwest), the wind-down of the BBM catalog business, end of season markdown allowance activity and, in the case of BBM for fiscal 2005 and 2006, a gross margin representative of a small scale high-end catalog operation, which is being phased out.

Note 5.  Accounts Receivable, page F-21

4.         We note the supplemental data relating to the Citibank Program Agreement and your response to our prior comment seven regarding your disclosure of the amount of income netted against selling, general and administrative expenses.  It appears the amount earned for fiscal 2007 increased significantly from fiscal 2006.  Please disclose in the notes the amount of program agreement income netted against selling, general and administrative expenses for each year presented.

Response:  The Staff is advised that the reason the amounts earned under the Program Agreement in 2007 increased significantly from those amounts earned in 2006 is due to approximately $1.9 billion of receivables being sold in May and July of 2006, as disclosed in the 2007 Form 10-K.  The Company recognized no program agreement income on those receivables prior to sale.

The Company continues to believe that there is no GAAP or Commission reporting requirement mandating the disclosure of amounts earned under the Program Agreement, based on the materiality of the Program Agreement’s contribution to selling, general and administrative expenses.

5.         We understand you process payments for accounts owned by Citibank under the provisions of the Program Agreement.  In this regard, please tell us what service functions you perform and explain to us whether or not your obligations under the Citibank Program Agreement represent the servicing of financial assets as defined under paragraph 2 of SFAS 156.

Response:  Pursuant to the Program Agreement, the Company provides certain servicing functions related to the accounts and receivables owned by Citibank.  The servicing functions provided by the Company include, but are not limited to, customer service, collections, early-stage recovery efforts, and marketing and accepting new account applications.  The Company considers those functions to represent the servicing of financial assets as defined under paragraph 2 of SFAS 156.  As noted in our June 2, 2008 response to the Staff, the Company receives “adequate compensation” (as defined in SFAS 156) from Citibank for these servicing functions and, as a result, no servicing asset or liability is recorded on the balance sheet.

Form 10‑Q, for the quarter ended May 3, 2008

Notes to Consolidated Financial Statements (Unaudited)

Note 1.  Summary of Significant Accounting Policies

6.         We note the independent valuation analysis of certain reporting units and certain intangible assets of Macy’s, Inc. as of May 31, 2008 sent in response to our prior comment eight.  We also note the analysis used income statement projections provided by management for fiscal years 2008, 2009 and 2010, and the key assumptions used.  According to the financial data on Exhibits 4 through 8 of the valuation report provided to us, certain of the key assumptions used in the income statement projections appear to assume strong growth trends and decreases in expenses which differ from YTD 2008 current and prior year historical trends.  In this regard, considering the impact that current trends can have on historical results, please explain to us your basis and provide support for the annual gross margin percent, and operating expense ratio assumptions for the Macy’s reporting units for fiscal years 2008, 2009 and 2010.  Please also tell us what conclusions you reached as a result of the valuation report as of May 31, 2008 in connection with your review for impairment of goodwill and other intangible assets for the fiscal year ending January 31, 2009 (fiscal 2008).

Response:  The May 31, 2008 valuation report was based on the Company’s three-year business plan.  This business plan was prepared by the Company’s management in the ordinary course of business, was reviewed by the Company’s Board of Directors in March of 2008 and established the Company’s objectives for purposes of both the management and oversight of the Company’s operations and the incentive compensation opportunities made available to the Company’s senior management.  Significant resources were employed in preparing the business plan, which is necessarily based on the information available to management at the time of its preparation, and which necessarily reflects management’s estimates, assumptions and judgments with respect to various matters.

Each division’s top-line sales projections were based on new store openings, store remodels, store expansions, store closings, comparable store sales trends, certain company wide initiatives, known competitive developments and regional and national economic conditions.  Gross margin for the first year of the business plan was built up by merchandise category, projecting the major components of margin, such as markup, markdowns and shortage and comparing the resulting margin to the prior year.  Subsequent years of the business plan were projected from the first year, increasing or decreasing the dollars and rate for new stores, remodels, and opportunities to increase markup or becoming more efficient in the use of markdowns, and the need to adjust the level of promotion.

Selling, general and administrative expenses were planned in relation to a perceived ability to leverage sales growth, because the majority of these expenses are fixed costs.  The Company has historically achieved, and remains committed to strive for, greater efficiencies in its operations, including the assumed impacts of the localization initiative and divisional consolidations.

As a result of the Company’s annual impairment analysis of goodwill and other indefinite lived intangible assets at May 31, 2008 (utilizing the valuation report provided to the Staff), the Company concluded that no goodwill impairment existed at May 31, 2008 and that the fair values of certain acquired private brand tradenames were below book values, resulting in approximately $50 million of asset impairment charges.  The Company continued to rely on the May 31, 2008 analysis for purposes of the Company’s second quarter Form 10-Q as of July 2, 2008.  Please see the Company’s response to Comment 7 for information regarding the Company plans to address the carrying value of goodwill and other indefinite lived intangibles for purposes of the Company’s third quarter Form 10-Q.

7.         We understand that quoted market price of an equity security may not be representative of the fair value of the reporting unit as a whole.  However, we note your common stock is currently trading in the range of $13 to $14 per share compared to the $21 to $22 share price range during January 2008 used in the valuation analysis as of May 31, 2008.  Please explain to us what consideration you plan to give to your overall conclusion on the possibility of further goodwill impairment charges in fiscal 2008 due to the recent decline of approximately $8 per share from the share price used and the resulting decrease in market capitalization value.

Response:  In consideration of the current unfavorable economic climate and the decline in the Company’s market capitalization, the Company plans to prepare an updated sensitivity analysis of the May 31, 2008 valuation prior to the end of its fiscal third quarter and another sensitivity analysis after the Christmas shopping season when the Company expects to have more information about current and future availability of consumer credit and consumer buying patterns which the Company believes will provide it with a much better picture of how to predict the Company’s cash flows attributable to subsequent years and the Company’s terminal value.  The fourth quarter analysis will also give the Company and its advisors more time to understand the macro economics of the next few years that are key to a FAS 142 Step 1 analysis.

8.         We note the discussion in Section VIII - Consideration of Indefinite Lived Intangible Assets of the valuation report on page 16 relating to private label brands.  Please explain to us how you determined an impairment charge of $50 million was adequate for the private label brands based on the valuation report as of May 31, 2008 you provided us.

Response:  As noted in Section VIII – Consideration of Indefinite Lived Intangible Assets of the valuation report as of May 31, 2008, the fair value of the Company’s indefinite lived tradenames was estimated through a discounted cash flow analysis utilizing revised sales projections for the tradenames, a weighted average cost of capital discount rate, and tradename specific royalty rates.  The discounted cash flow analysis resulted in a combined fair value of approximately $44 million for the Karen Scott and John Ashford tradenames.  The carrying amount of these two tradenames prior to the May 31, 2008 fair value analysis was approximately $94 million.  The difference between the carrying amount and the fair value as calculated in the valuation report as of May 31, 2008 resulted in approximately $50 million of asset impairment charges that were recorded during the second quarter of fiscal 2008.

Form 10-Q, for the fiscal quarter ended August 2, 2008

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of operations
Results of Operation

9.         We note your response to our prior comment three and your revised disclosure relating to your calculation of comparable store sales.  However, your disclosure of your definition of comparable store sales is not clear.  Please explain to us and revise your disclosure to clarify if you include sales from stores open for the previous 12 months and disclose, for example, how remodels, expansions and relocated stores are addressed in your calculation.

Response:  The Staff is advised that stores open for the previous 12 months are not necessarily included in the Company’s calculation of comparable store sales.  A new store is included in the Company’s comparable store sales calculation when it has been in operation throughout each of the periods being compared and, in the case of quarterly periods, throughout the year that includes the earlier quarter and throughout the year-to-date period that includes the later quarter.  The Company utilizes this definition in order to maintain a consistent definition throughout the fiscal year, ensuring that new store openings are treated the same in the monthly, quarterly and year-to-date calculations.  Closed stores are taken out of the comparable store sales calculation when the store closure has been announced.  Typically, remodels, expansions and relocated stores remain in the comparable store sales calculation unless the store is closed for any significant period of time.

In response to the Staff’s comment, the Company proposes to present its comparable store sales disclosure in future filings with language similar to the following:

The Company calculates comparable store sales as sales from stores in operation throughout 2007 and 2008 and all Internet sales.  Remodels, expansions and relocated stores remain in the comparable store sales calculation unless the store is closed for any significant period of time.  Definitions and calculations of comparable store sales differ among companies in the retail industry.

*       *       *       *       *       *       *

The Company hereby acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           The Company may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has responded fully to the Staff’s comments, and thanks the Staff for its attention to these matters.  To the extent that the Staff considers any of its comments to remain unresolved at this juncture, the Company would suggest that a telephone conference be convened with a view to reaching closure.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969‑3704, or by facsimile at (214) 969‑5100.

Very truly yours,

/s/Mark E. Betzen

Mark E. Betzen

cc:        Karen M. Hoguet, Macy’s, Inc.
            Dennis J. Broderick, Macy’s, Inc.
            Linda J. Balicki, Macy’s, Inc.
            Joel A. Belsky, Macy’s, Inc.